6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 March 18, 2003

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                              Form 20-F X Form 40-F


  Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                    Yes No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

( BW)(BASF)(BF)(BFA.L)(BAS.FK) BASF Significantly Increases Earnings

    Business Editors

    LUDWIGSHAFEN, Germany--(BUSINESS WIRE)--BASF--

    --  Position as leading chemical company maintained

    --  EBIT before special items climbs by more than 25 percent

    --  Turnaround in NAFTA - strong upturn in Asia

    --  Political uncertainty clouds economic outlook for 2003

    In 2002, BASF maintained its global leadership in the chemical industry.
    Despite a difficult environment, the company surpassed its forecasts for the past financial year. Sales of EUR 32.2 billion were at about the same level as in 2001. EBIT before special items climbed more than 25 percent to EUR 2.88 billion. Despite the tense situation in important customer industries, sales volumes of BASF products increased significantly. Even so, the positive growth in volumes of almost 8 percent could not fully offset negative price and currency effects.
    In 2002, BASF shares again performed better than the DAX and EURO STOXX(SM) share indexes. The company is maintaining its shareholder friendly dividend policy and will recommend to the Annual Meeting that the dividend be increased by EUR 0.10 to EUR 1.40 per share.
    At BASF's Annual Press Conference today (March 18, 2003) in Ludwigshafen, Dr. Jurgen F. Strube said: "These figures show that we have the right strategy. We are not passively waiting for an upturn, but are acting quickly and decisively.
    The restructuring initiatives we launched in 2001 made a positive impact last year. We have drastically reduced our costs, streamlined our organization, and sharpened our customer focus. We are confident that we will achieve our goal of cutting our costs by around EUR 1 billion by the end of this year." At the same time, BASF is investing in highly profitable business areas and growth markets.

    Uncertainty clouds outlook for 2003

    BASF got off to a good start in 2003. Year-to-date sales are up versus the first two - admittedly weak - months of 2002. However, Strube commented that this could not necessarily be seen as an indication of how things will continue as the year progresses. On the one hand, prognoses based on various indicators permit a broad range of possible outcomes, many of which are contradictory. On the other hand, further development is burdened by the uncertainty surrounding the Iraq conflict. According to Strube, it is therefore possible to give only a very limited prediction of how the chemical industry and BASF will develop this year. For the first quarter of 2003, BASF anticipates higher sales and a significantly higher EBIT before special items. In the second quarter, however, it expects to have about the same level of sales as in the second quarter of 2002 and a lower incremental increase in earnings.
    "BASF has been able to further improve its performance, even during a weak economic period. We have reduced our costs, increased the efficiency of our processes, enhanced our customer focus, reduced our weaknesses and reinforced our strengths. We intend to continue on this course during the difficult coming months of 2003. Our motto remains valid: We see change as an opportunity," said Strube.

    Chemicals, Plastics and Performance Products boost profits in 2002

    A look at sales and earnings of the segments in 2002 shows that the vast majority of the divisions increased EBIT before special items. This was especially the case in the Chemicals, Plastics & Fibers and Performance Products segments. Higher sales, better capacity utilization at BASF's plants and successful cost management all contributed to this increase.
    Throughout 2002, there was severe pressure on margins for BASF's products. The effects of rising raw material prices could only partially be compensated by through price increases. Overall, sales prices declined by more than 5 percent. The higher exchange rate of the euro versus the U.S. dollar and Japanese yen and the depreciation of South American currencies negatively impacted sales.
    Sales in the Chemicals segment rose more than 18 percent in 2002. Sales in the Petrochemicals division increased even more, mainly due to additional volumes from the new steam cracker in Port Arthur, Texas.
    EBIT before special items grew more than EUR 250 million to EUR 676 million, mainly as a result of higher capacity utilization, an improvement in the cost structure and lower startup costs.
    Sales in the Plastics & Fibers segment rose 3.6 percent. EBIT before special items climbed EUR 413 million to EUR 593 million.
    Sales in the Performance Products segment were down slightly. Increased volumes were unable to compensate for continuing pressure on prices and negative currency effects.
    Nevertheless, EBIT before special items was EUR 653 million, up more than EUR 250 million compared with the previous year. A significantly improved cost structure was the main reason for this increase.
    In the Agricultural Products & Nutrition segment, sales fell more than 15 percent. EBIT before special items was EUR 217 million, representing a decline of EUR 57 million compared with 2001.
    Business in the Agricultural Products division was unsatisfactory. The main reasons were:

    --  bad weather across large parts of the American Midwest;

    --  the difficult economic situation in South America;

    -- excessive stockpiling throughout the distribution channel in the wake of consolidation; and

    -- the continuing trend toward crops resistant to the total herbicide glyphosate. This led to contraction in the market for selective herbicides.

    Despite a sales decline of 26 percent in the fourth quarter of 2002, cost reduction measures led to a substantially higher EBIT before special items. BASF aims to continue on this path and have initiated measures for further cost reductions of about EUR 100 million.
    Sales in the Fine Chemicals division were at the same level as in 2001. Volume growth and cost savings from restructuring measures helped boost earnings in 2002. EBIT before special items increased to EUR 118 million.
    In the Oil & Gas segment, sales declined 7 percent. Increased volumes could not offset the effects of a weaker dollar.
    EBIT before special items declined by EUR 98 million to EUR 1,210 million and thus was almost at the same high level as in 2001. The contribution of the natural gas trading business to EBIT increased once again.

    Turnaround in the United States - strong upturn in Asia

    Despite the slight decline in sales, EBIT before special items was up year-on-year in all regions.
    In Europe, BASF posted sales of EUR 17.7 billion, which represents a 1.6 percent decline. Adjusted for sales of pharmaceuticals, which were included in the first two months of 2001, the decline was just
0.8 percent. At over EUR 2.5 million, EBIT before special items was at the previous year's level.
    BASF has turned the corner in its business in North America (NAFTA). In particular thanks to higher sales of petrochemicals, sales increased by 2 percent to EUR 7.8 billion. EBIT before special items increased by over EUR 320 million to EUR 74 million, thus significantly boosting Group earnings.
    Our South American sales were down 24 percent to EUR 1.7 billion, mainly due to the depreciation of the Brazilian real and the Argentine peso.
    EBIT before special items was EUR 64 million, or EUR 53 million more than in 2001, primarily thanks to the stable contribution from our oil and gas operations.
    Sales in the Asia, Pacific Area, Africa region rose by over 8 percent to EUR 5.1 billion. Sales were up in the Plastics and Chemicals segments in particular.
    EBIT before special items rose significantly in this region, reaching EUR 207 million in 2002. Chemicals, plastics and performance products were the major growth drivers.
    BASF is the world's leading chemical company, offering its customers a range of high-performance products, including chemicals, plastics, performance products, agricultural products, fine chemicals as well as crude oil and natural gas. Its distinctive approach to integration, known in German as "Verbund," is its strength. It enables BASF to achieve cost leadership and gives the company a competitive advantage. BASF conducts its business in accordance with the principles of sustainable development. In 2002, BASF had sales of about EUR 32 billion (circa $34 billion) and over 89,000 employees worldwide. BASF shares are traded on the stock exchanges in Frankfurt
(BAS), London (BFA), New York (BF), Paris (BA) and Zurich (BAS). Further information on BASF is available on the Internet at www.basf.com.
    Information on the Annual Press Conference can be found on the Internet at:

                            English: www.basf.de/pcon
                             German: www.basf.de/pk

    You can download photos of BASF from the Internet at:
www.basf.de/pressphotos.

    Forward-looking statements

    This release contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking statements contained in this release.

    CONTACT: BASF
             Michael Grabicki, +49 621 60-99938
             Fax: +49 621 60-20129
             michael.grabicki@basf-ag.de

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  BASF Aktiengesellschaft


Date: March 18, 2003              By: /s/ Elisabeth Schick
                                  ------------------------------------
                                  Name: Elisabeth Schick
                                  Title: Director Site Communications
                                  Ludwigshafen and Europe


                                  By: /s/ Christian Schubert
                                  ------------------------------------
                                  Name: Christian Schubert
                                  Title: Director Corporate Communications
                                  BASF Group